UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NATIONAL FUEL GAS COMPANY

(Exact name of the registrant as specified in its charter)

New Jersey	1-3880	13-1086010
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6363 Main Street, Williamsville, New York	14221
(Address of principal executive offices)	(Zip Code)

Elena G. Mendel

(716) 857-7000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _____.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended September 30, 2023.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by this Form is included in Exhibit 2.01 hereto.

Section 3 – Exhibits

Item 3.01	Exhibits

Exhibit 2.01 – Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NATIONAL FUEL GAS COMPANY

By	/s/ Elena G. Mendel	June 25, 2024
	Elena G. Mendel	Date
Controller and Chief Accounting Officer